SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 7 December 2004

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Number	Exhibit Description
99.1	Tender Offer - Redemption dated 7 December 2004

Exhibit 99.1

InterContinental Hotels Group PLC
7 December 2004

InterContinental Hotels Group PLC

€600,000,000 4.75 per cent. Notes due 2010
(ISIN: XS0178293196; Common Code: 017829319)
(the "Notes")

NOTICE IS HEREBY GIVEN that, in accordance with Condition 6(d) of the Notes, constituted by a trust deed dated 24 September 2003, between the Company, Six Continents PLC and HSBC Trustee (C.I.) Limited (as amended and supplemented by a supplemental trust deed dated 6 December 2004), the Company will redeem on 7 January 2005 (the "Redemption Date") all of the above Notes which have not been tendered pursuant to the Tender Offer made by the Company on 11 November 2004 at their principal amount, together with interest accrued thereon to, but excluding, the Redemption Date.

The Issuing and Paying Agent with respect to the Notes is as follows:

ISSUING AND PAYING AGENT

HSBC Bank plc
8 Canada Square
London E14 5HQ

For further information, please contact:

IHG Contacts

Investor Relations:	+44 (0) 1753 410 176
Media relations:	+44 (0) 7808 094 471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	7 December 2004